1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 28, 2011

via edgar submission

Sonia Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on April 5, 2011 (File No. 333-162015)

Dear Ms. Barros:

Thank you for your prompt review of Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by United States Brent Oil Fund, LP (“USBO”) on April 5, 2011.  We are in receipt of your oral comment asking for additional disclosure in the Summary section relating to the effects of contango and backwardation on the ability of USBO to meet its investment objective. In response to your comment, we will include the following language on page 3 in the Summary Section of the Registration Statement in the final prospectus filed under Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”), that will constitute the prospectus of USBO distributed in accordance with the requirements of the Securities Act:

As an example, for the year ended December 31, 2010, the actual total return of USBO as measured by changes in its per unit NAV was 26.16%. This is based on an initial per unit NAV of $50.00 on June 2, 2010 and an ending per unit NAV as of December 31, 2010 of $63.08. During this time period, USBO made no distributions to its unitholders. However, if USBO’s daily changes in its per unit NAV had instead exactly tracked the changes in the daily return of the Benchmark Futures Contract, USBO would have had an estimated per unit NAV of $63.31 as of December 31, 2010, for a total return over the relevant time period of 26.62%. The difference between the actual per unit NAV total return of USBO of 26.16% and the expected total return based on the changes in the daily return of the Benchmark Futures contract of 26.62% was an error over the time period of    -0.46%, which is to say that the USBO actual total return underperformed the benchmark result by that percentage.

SUTHERLAND ASBILL AND BRENNAN LLP

Sonia Barros
April 28, 2011

In addition, the spot price of crude oil for immediate delivery purchased on December 31, 2009 and held to December 31, 2010 increased by 15.15%. USBO’s investment objective is to track the changes in the price of the Benchmark Futures Contract, not to have the market price of its units match, dollar for dollar, changes in the spot price of crude oil. Contango and backwardation have impacted the total return on an investment in USBO units during the past year relative to a hypothetical direct investment in crude oil and, in the future, it is likely that the relationship between the market price of USBO’s units and changes in the spot prices of crude oil will continue to be impacted by contango and backwardation. It is important to note that this comparison ignores the potential costs associated with physically owning and storing crude oil, which could be substantial. For a discussion of the impact of contango and backwardation, see — Risk Factors — Risks Associated With Investing Directly or Indirectly in Crude Oil — The price relationship between the near month contract and the next month contract that compose the Benchmark Futures Contract will vary and may impact both the total return over time of USBO’s NAV, as well as the degree to which its total return tracks other crude oil price indices’ total returns.” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations and the Crude Oil Market — Term Structure of Crude Oil Futures Prices and the Impact on Total Returns” in USBO’s Annual Report on Form 10-K filed on March 30, 2011, which is incorporated herein by reference.

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If you should have any questions on the foregoing, please do not hesitate to contact Owen Pinkerton at (202) 383-0254 or me at (202) 383-0180.

Sincerely, /s/ James M. Cain James M. Cain

Enclosure

cc:	Nicholas D. Gerber
Heather Harker, Esq.